UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM                      TO
COMMISSION FILE NUMBER: 001-34209

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Monster Worldwide, Inc. 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Monster Worldwide, Inc.
133 Boston Post Road, Building 15
Weston, Massachusetts 02493

MONSTER WORLDWIDE, INC.
401(k) SAVINGS PLAN

Independent Auditor’s Report

To the Trustee of the
Monster Worldwide, Inc. 401(k) Savings Plan
New York, New York

We have audited the accompanying statements of net assets available for benefits of the Monster Worldwide, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
Milwaukee, Wisconsin
June 28, 2016

MONSTER WORLDWIDE, INC.
401 (k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2015		2014
Assets
Investments at fair value:
Mutual Funds:
American Century Inflation-Adjusted Bond Fund	$3,269,283		$3,685,562
American Century Mid Cap Value Fund Investors Shares	12,438,746	*	13,318,837	*
American Funds Balanced R6	33,305,693	*	32,257,745	*
Baron Small Cap	3,872,379		4,620,672
Columbia Mid Cap Index Fund	3,049,701		2,941,262
Columbia Small Cap Index Fund	2,897,589		2,788,427
Goldman Sachs High Yield Institutional Shares	4,423,971		4,642,270
JP Morgan Equity Income	14,154,412	*	15,752,384	*
JP Morgan Diversified Mid Cap Growth	6,631,289		6,693,117
Laudus International Market Masters Fund	13,481,723	*	13,849,886	*
Laudus Growth Investors US Large Cap Growth	15,911,487	*	15,683,439	*
Metropolitan West	8,923,443		8,154,267
Oppenheimer International Bond Y	1,226,282		1,214,138
Oppenheimer Developing Markets A	7,571,196		8,934,634
PIMCO Total Return Fund	—		2,494
Royce Total Return Investment Fund	3,271,597		3,950,170
Schwab S&P 500 Investor SHS	23,653,378	*	24,099,080	*
Third Avenue Real Estate Value	2,153,253		2,535,385
Vanguard REIT Index Adm	2,384,453		2,152,833
Vanguard Total Bond Market Index Adm	2,012,195		2,693,997
Vanguard Total International Stock Index Adm	3,809,828		3,487,715
Common/collective trusts:
Galliard Retirement Income Fund	10,891,867	*	11,469,847	*
Monster Worldwide, Inc. Equity Unit Fund	2,592,818		2,920,029
Personal Choice Retirement Accounts	3,808,781		3,050,507
Total investments	185,735,364		190,898,697
Noninterest bearing cash	—		—
Receivables:
Employee contributions receivable	298,860		—
Notes receivable and accrued interest from participants	2,740,819		2,825,083
Total receivables	3,039,679		2,825,083
Total assets	188,775,043		193,723,780
Liabilities
Accrued expenses	63,627		59,006
Net assets available for benefits	$188,711,416		$193,664,774

*	Represents 5% or more of the net assets available for benefits.
See accompanying notes to the financial statements.

MONSTER WORLDWIDE, INC.
401 (k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2015	2014
Additions:
Interest, capital gains, dividends, and other income	$9,037,407	$10,561,135
Contributions:
Participants	13,199,997	13,394,721
Employer	4,023,081	3,739,023
	17,223,078	17,133,744
Rollovers in participant balances	1,085,490	1,215,679
Net (depreciation) appreciation in fair value of investments	(8,610,113)	128,908
Total additions	18,735,862	29,039,466
Deductions:
Benefits paid to participants	23,518,354	19,012,134
Administrative expenses	170,866	169,101
Total deductions	23,689,220	19,181,235
Net (decrease) increase	(4,953,358)	9,858,231
Net assets available for benefits, beginning of year	193,664,774	183,806,543
Net assets available for benefits, end of year	$188,711,416	$193,664,774
See accompanying notes to the financial statements.

MONSTER WORLDWIDE, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of Plan
The following description of the Monster Worldwide, Inc. 401(k) Savings Plan and its related Trust (collectively, the “Plan”) is provided for general information purposes only. Participants should refer to the current Plan document for a complete description of the Plan’s provisions.
The Plan was adopted as of January 1, 1992 for the benefit of its eligible employees and the eligible employees of any other organization designated by the Board of Directors of Monster Worldwide, Inc. (“Monster Worldwide”).
General
The Plan is a defined contribution plan and provides for elective contributions on the part of the participating employees and employer matching contributions of up to 6% of employees’ eligible compensation within limits established by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan extends coverage to each employee of Monster Worldwide, except those employees covered by a collective bargaining agreement where the agreement does not specifically provide for the participation in the Plan of the employees subject to that bargaining agreement, leased employees, interns or nonresident aliens with no U.S. source income. The Plan has an automatic enrollment feature and a new eligible employee, including re-hired employees, will be deemed to have agreed to make pre-tax contributions of 6% of annual eligible compensation unless the employee affirmatively elects otherwise. The Plan has designated Monster Worldwide as the Plan Administrator. The Plan Administrator is responsible for the operations of the Plan in accordance with prevailing government requirements. The Plan is subject to the provisions of ERISA and provisions of the Internal Revenue Code of 1986, as amended (“IRC”) as it pertains to plans intended to qualify under IRC Section 401(a).
Plan Amendments
In the normal course of business, various fund options were changed in the Plan during the 2014 plan year:

•	Effective January 1, 2014, the Plan was amended to exclude employees classified as interns from participation in the Plan and to clarify Default Elections for re-hired employees.

•	Effective March 6, 2014, the JP Morgan Equity Income A Fund replaced the Columbia Value and Restructuring Z Fund.

•
Effective June 1, 2014, Vanguard Total Bond Market Index, Vanguard REIT Index and Vanguard Total Internal Stock Index moved from Signal Shares to Admiral Shares. This change was initiated by Vanguard because the Signal Shares were being made unavailable.

•	Effective October 20, 2014, the share class for the Qualified Default Investment Alternative (QDIA) was changed from the American Funds American Balanced Fund R4 to R6.

•	Effective December 5, 2014, Metropolitan West Total Return Bond I replaced the PIMCO Total Return Fund Class D.

There were no plan amendments made in 2015.
Contributions
The Plan permits an eligible participant to make pre-tax contributions in excess of the IRC 402(g) limit. These contributions are known as “catch-up contributions.” A participant who attains age 50 during a Plan year is permitted to make catch-up contributions to the Plan, subject to the legal limit on these contributions. The legal limit on catch-up contributions was $6,000 during 2015 and $5,500 in 2014. Plan participants are permitted to make contributions in specified flat dollar amounts, in addition to the continued ability to make contributions in specified percentages of their annual eligible compensation.
The Plan has an automatic enrollment feature. Under this feature, unless the employee affirmatively elects otherwise, any new hire will be deemed to have entered into a salary reduction agreement and elected to make elective contributions to the Plan beginning effective as of the first payroll period coinciding with or following the 45-day period following his or her employment commencement date. Automatic elective contributions are initially set at 6% of an employee’s annual eligible compensation. Eligible employees may change or stop the amount of their elective contribution at any time subsequent to their automatic enrollment. The automatic enrollment feature only applies to pre-tax contributions. Roth deferrals and the Roth In-Plan Conversion feature are voluntary elections by the employee.

MONSTER WORLDWIDE, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Monster Worldwide may make matching contributions equal to 50% of an eligible participant’s pre-tax elective contributions and Roth elective deferrals up to a maximum of 6% of the participant’s annual eligible compensation. Matching contributions are made each payroll period. The Plan also permits Monster Worldwide to make additional employer matching contributions to the Plan on behalf of non-highly compensated participants if needed, to satisfy applicable non- discrimination requirements. Additional matching contributions may be made to all participants’ accounts as long as such matching contributions do not exceed 100% of salary reduction contributions and Roth elective deferrals for a participant for the plan year up to 6% of the participant’s annual eligible compensation (less any matching contributions previously made for the year). Catch-up contributions are not matched. The Plan complies with the HEART Act of 2008.
Participants’ Accounts
Each participant’s account is credited with the elective contributions made by that participant and employer matching contributions for which that participant is eligible and charged for withdrawals and certain fees in accordance with the Plan document. The participating employees direct the investment of the contributions credited to their account into one or more of the investment choices which have been made available to them. Each participant’s account will be credited with its share of the net investment earnings of the funds in which that account is invested. The employee individually manages the Personal Choice Retirement Accounts and the investment results directly affect the participant’s investment balances. The benefit to which a participant is entitled is the amount that can be provided from the participant’s vested account. The Plan also accepts rollover contributions (i.e., amounts which can be rolled over into a tax qualified plan from another employer’s qualified plan).
Vesting
The portion of a participant’s account attributed to elective contributions, qualified non-elective contributions and rollover contributions are fully vested at all times. Vesting of other amounts (i.e., fully vested rights to the portion of a participant’s account arising from employer matching contributions or profit sharing contributions, if any) is based upon the number of years in a participant’s period of service. A period of service is measured from an employee’s employment or reemployment commencement date and ends on an employee’s termination date. Vesting begins with the completion of a period of service of one year, at the rate of 25% and increases 25% for each subsequent year until full vesting is achieved with a period of service of four or more years, except for merging plans, as provided in the Plan. Notwithstanding the number of years in an employee’s period of service, a participant is considered fully vested at the Plan’s normal retirement age of sixty-five, in the event of death, or if the participant incurs a disability that is considered to be total and permanent. The Plan provides special vesting rules with regard to any benefits a participant may have from a plan that was merged into the Plan.
Forfeitures
Forfeitures of terminated participants’ non-vested accounts may be used to pay permissible Plan expenses in accordance with the rules under ERISA and any excess may be applied as a reduction to employer matching contributions, discretionary non-elective contributions or profit sharing contributions. Forfeitures occur in any Plan year in which a terminated participant receives the portion of the matching contributions credited to his or her account that has vested in accordance with the Plan’s vesting schedule and forfeits the non-vested balance. If a terminated participant resumes employment with the employer within five years subsequent to the termination date, the forfeited amount will be restored to their matching contribution or profit sharing account. Forfeited non-vested account balance as of December 31, 2015 and 2014 were $154,947 and $30,783, respectively. Plan expenses in the amount of $65,055 and $77,981 were paid with forfeitures during the years ended December 31, 2015 and 2014, respectively.
Payment of Benefits
Benefits are generally payable following a participant’s termination of employment, death or disability. If a portion of a participant’s account is attributable to a merged plan, that portion of the account may have additional distribution or in-service withdrawal rights; these rights are grandfathered in accordance with the applicable provisions of the IRC and ERISA. Benefits are generally payable in a lump sum but may also be paid in installments or through the purchase of an annuity. Upon the showing of substantial hardship, and in accordance with specific rules set forth by the Internal Revenue Service (“IRS”) concerning hardship withdrawals, a participant may withdraw elective deferrals, which have not previously been withdrawn, subject to certain limitations.

MONSTER WORLDWIDE, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Notes Receivable from Participants
In general, a participant may borrow an amount not exceeding the lesser of $50,000 or 50% of the vested portion of their account. If the proceeds of the loan are to be applied to the purchase of a principal residence of the participant, the repayment period shall be no more than 10 years (except for loans outstanding under certain merged plans). If the proceeds of the loan are used for any other purpose, the repayment of the loan must be made within five years. Interest will be charged at an annual rate, which is comparable to a commercial rate for a similar type of loan, interest rates range from 3.25% to 7.50%. Principal and interest payments will be due no less frequently than quarterly and, for current employees will be made by payroll deductions. The loans are collateralized by the participants’ interest in their accounts.
Participant loans are presented as notes receivable from participants in the Statements of Net Assets Available for Benefits and are measured at their unpaid principal balance plus any accrued but unpaid interest.
Administrative Expenses
The Plan Administrator pays certain administrative expenses of the Plan and costs associated with the Monster Worldwide, Inc. Equity Unit Fund.
Risks and Uncertainties
The Plan invests in various investment securities including stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, equity price and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Subsequent Events
The Plan has evaluated subsequent events that have occurred through the date these financial statements were issued. No subsequent events occurred that require disclosure in or adjustment to these financial statements.
2. Summary of Significant Accounting Policies and Recently Issued Accounting Pronouncements
Basis of Accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.
Recent Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) ("ASU 2015-07"). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under Accounting Standards Codification ("ASC") 820. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015 with early adoption permitted. The guidance is required to be applied retrospectively to all periods presented. Effective January 1, 2016, the Plan adopted ASU 2015-07. This ASU is not expected to have a material impact on the Plan's financial statements.

MONSTER WORLDWIDE, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient ("ASU 2015-12"). ASU 2015-12 provides authoritative guidance to reduce complexities in employee benefit plan accounting, specifically with respect to fully benefit-responsive investment contracts, plan investment disclosures and measurement dates for practical expedients. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015 with early adoption permitted. The guidance is required to be applied retrospectively to all periods presented. Effective January 1, 2016, the Plan adopted ASU 2015-12. This ASU is not expected to have a material impact on the Plan's financial statements.
Investment Valuation and Income Recognition
All investments are carried at fair value or an approximation of fair value. Dividends are recorded on the ex-dividend date and interest is accrued as earned. The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments securities, it is possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits.
Fair Value Measurements
The following provides a description of the three levels of input that may be used to measure fair value under ASC 820, the types of Plan investments that fall under each category, and the valuation methodologies used to measure these investments at fair value.
Level 1 - Quoted prices available in active markets for identical assets or liabilities;
Level 2 - Inputs other than Level 1 inputs that are directly or indirectly observable;
Level 3 - Unobservable inputs in which little or no market data exists

The following table presents the financial assets the Plan measures at fair value on a recurring basis, based upon fair value hierarchy as of December 31, 2015 and 2014:

	Fair Value Measured and Recorded at December 31, 2015 Using Input Type			Total Fair Value as of December 31,
	Level 1	Level 2	Level 3	2015
Investments at fair value:
Mutual Funds:
Growth Fund	$26,415,155	$—	$—	$26,415,155
International Fund	27,016,000	—	—	27,016,000
Balanced Fund	63,170,448	—	—	63,170,448
Fixed Income Fund	19,855,174	—	—	19,855,174
Index Fund	31,985,121	—	—	31,985,121
Total mutual funds	168,441,898	—	—	168,441,898
Common/collective trusts:
Galliard Retirement Income Fund	10,891,867	—	—	10,891,867
Monster Worldwide, Inc. Equity Unit Fund	—	2,592,818	—	2,592,818
Personal Choice Retirement Accounts	3,808,781	—	—	3,808,781
Total investments (excluding cash and cash equivalents)	$183,142,546	$2,592,818	$—	$185,735,364

MONSTER WORLDWIDE, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

	Fair Value Measured and Recorded at December 31, 2014 Using Input Type			Total Fair Value as of December 31,
	Level 1	Level 2	Level 3	2014
Investments at fair value:
Mutual Funds:
Growth Fund	$26,997,228	$—	$—	$26,997,228
International Fund	28,807,620	—	—	28,807,620
Balanced Fund	65,279,136	—	—	65,279,136
Fixed Income Fund	20,392,728	—	—	20,392,728
Index Fund	31,981,602	—	—	31,981,602
Total mutual funds	173,458,314	—	—	173,458,314
Common/collective trusts:
Galliard Retirement Income Fund	11,469,847	—	—	11,469,847
Monster Worldwide, Inc. Equity Unit Fund	—	2,920,029	—	2,920,029
Personal Choice Retirement Accounts	3,050,507	—	—	3,050,507
Total investments (excluding cash and cash equivalents)	$187,978,668	$2,920,029	$—	$190,898,697
The Plan determined that there were no significant transfers between Level 1 and Level 2 investments for the years ended December 31, 2015 and 2014.
The following are descriptions of the composition and valuation of Plan assets measured at fair value:
Mutual Funds-Growth-This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in marketable equity securities of companies whose earnings are expected to grow at an above- average rate relative to the market. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.
Mutual Funds-International-This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in international marketable equity securities. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.
Mutual Funds-Balanced-This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in marketable equity and fixed income securities. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.
Mutual Funds-Fixed Income-This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in government or corporate debt securities and preferred stock. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.
Mutual Funds-Index-This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in stocks to replicate the movement of an index of a specific financial market or sector such as S&P 500. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.

MONSTER WORLDWIDE, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Galliard Retirement Income Fund - Common/Collective Trust Fund - Galliard Retirement Income Fund invests in a “host” fund which is a stable value collective fund advised by Galliard Capital Management. The fair value of the fund is determined by reference to the fair value of the underlying securities of the host fund. The fund’s unit price is calculated by dividing the total assets less liabilities by the number of trust units outstanding. The unit price is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.
Monster Worldwide, Inc. Equity Unit Fund-The Monster Worldwide, Inc. Equity Unit Fund is an employer stock unitized fund. The fund consists of Monster Worldwide, Inc. common stock and a short-term cash component, which provides liquidity for daily trading. Monster Worldwide, Inc. common stock is valued at the quoted market price from a national securities exchange and the short-term cash investments are valued at cost, which approximates fair value. The fund does not have an active market, but trends with Monster Worldwide, Inc. common stock and therefore is classified as Level 2 within the valuation hierarchy.
Personal Choice Retirement Accounts-This class primarily consists of publicly traded funds of registered investment companies. The investments are self-directed by the participant in mutual funds and other securities not offered through the Plan. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.
Benefits
Benefits are recorded when paid.
Party-in-Interest Transactions
Some of the registered investment companies the Plan invests in are managed by affiliates of Charles Schwab Trust Company. Charles Schwab Trust Company acts as trustee for investments of the Plan. The Plan also invests in shares of Monster Worldwide common stock through the Monster Worldwide, Inc. Equity Unit Fund. Therefore, Plan transactions involving these investment securities qualify as party-in-interest transactions. Additionally, loans to participants qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules of ERISA.
3. Plan Mergers
There were no plan mergers in 2015 or 2014.
4. Investments
The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in 2015 and 2014, as follows:

	December 31,
	2015	2014
Mutual funds	$(9,638,420)	$1,369,620
Common/collective trusts	128,903	141,602
Monster Worldwide, Inc. Equity Unit Fund	899,404	(1,382,314)
Total	$(8,610,113)	$128,908
5. Income Tax Status
The IRS has determined and informed the Plan Administrator, in a letter dated August 3, 2005, that the Plan and related trust are designed in accordance with applicable sections of the IRC.
Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan has analyzed the tax positions taken and concluded that, as of December 31, 2015 and 2014, respectively, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. There are currently no audits for any tax periods in progress.
6. Trustee and Custodian
The funds of the Plan are maintained under a Trust with the Charles Schwab Trust Company as Trustee. The duties and authority of the Trustee are defined in the related Trust Agreement.
The Custodian of the Plan is Charles Schwab Retirement Plan Services. The duties of the Custodian include administration of the trust fund (including income) at the direction of the Trustee, the payment of benefits and loans to plan participants and the payment of expenses incurred by the Plan in accordance with instructions from the Plan Administrator and Trustee (with the option given to participants to individually direct the investment of their interest in the Plan). The Custodian is also responsible for the maintenance of the individual participant records and required to render statements to the participants as to their interest in the Plan.
7. Termination
Although it has not expressed any intent to do so, Monster Worldwide has the right, in accordance with the Plan document, to terminate its participation in the Plan, subject to the provisions of ERISA and the IRC. If the Plan is fully or partially terminated, all amounts credited to the affected participants’ accounts will become fully vested. Upon termination, the Plan Administrator will take steps necessary to have the assets of the Plan distributed among the affected participants.
8. Amounts Due to Participants and Amounts Due From Employer
In order to ensure favorable tax treatment of participant accounts, the Plan may not exceed certain maximums for employee elective contributions and employer matching contributions of highly compensated employees as defined in the IRC. The Plan is required to take appropriate actions and make corrective distribution of excess contributions or make additional contributions to the accounts of non-highly compensated employees if IRC requirements are not met. As of December 31, 2015 and 2014, no action was required.
9. Non-Exempt Transactions
There were no non-exempt transactions during the Plan year ended December 31, 2015 and 2014.
10. Supplemental Information
During the period from January 1, 2014 to December 31, 2015, the Plan had no lease commitments, obligations or leases in default, as defined by ERISA.
11. Reconciliation to Form 5500
As required by accounting principles generally accepted in the United States of America, the Statement of Net Assets Available for Benefits presents the common/collective trust that invests in fully benefit-responsive contracts at fair value and an adjustment to reflect the common/collective trust at contract value for fully benefit-responsive contracts. The common/collective trust does not include fully benefit-responsive contracts and is recorded at fair value on the Form 5500 resulting in no reconciling items for the years ended December 31, 2015 and 2014.

MONSTER WORLDWIDE, INC.
401(K) SAVINGS PLAN Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
EIN: 13-3906555 Plan No. 002

December 31, 2015
Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost **	Current Value
Mutual funds:
American Century Inflation-Adjusted Bond Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	$—	$3,269,283
American Century Mid Cap Value Fund Investors Shares	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	12,438,746
American Funds Balanced R6	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	33,305,693
Baron Small Cap	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	3,872,379
Columbia Mid Cap Index Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	3,049,701
Columbia Small Cap Index Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	2,897,589
Goldman Sachs High Yield Institutional Shares	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	4,423,971
JP Morgan Equity Income	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	14,154,412
JP Morgan Diversified Mid Cap Growth	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	6,631,289
Laudus Growth Investors US Large Cap Growth*	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	15,911,487
Laudus International Market Masters Fund*	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	13,481,723
Metropolitan West	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	8,923,443
Oppenheimer International Bond Y	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	1,226,282
Oppenheimer Developing Markets A	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	7,571,196
Royce Total Return Investment Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	3,271,597
Schwab S&P 500 Investor SHS *	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	23,653,378
Third Avenue Real Estate Value	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	2,153,253
Vanguard REIT Index Adm	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	2,384,453
Vanguard Total Bond Market Index Adm	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	2,012,195
Vanguard Total International Stock Index Adm	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	3,809,828
Common/collective trusts:
Galliard Retirement Income Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	10,891,867
Monster Worldwide, Inc. Equity Unit Fund *	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	2,592,818
Personal Choice Retirement Accounts*	Participant directed investment account. There is no maturity date, rate of interest, collateral, par or maturity value.	—	3,808,781
Participant Loans *	Collateralized by participant’s account balance with interest rate ranges from 3.25% to 7.50% and maturities ranging from January 2016 to January 2025.	—	2,740,819
Total			$188,476,183

*	A party-in-interest as defined by ERISA.
**	The cost of participant-directed investments is not required to be disclosed

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Monster Worldwide, Inc. 401(k) Savings Plan Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

MONSTER WORLDWIDE, INC. 401(k) SAVINGS PLAN

By:	/s/ KIMBERLY MULLANEY
Kimberly Mullaney Chair, Monster Worldwide, Inc. 401(k) Savings Plan Committee
Date: June 28, 2016

EXHIBIT INDEX

Exhibit Index No.	Description

23.1	Consent of Independent Registered Public Accounting Firm